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                             March 2, 2022

       Mark Smith
       Chief Financial Officer
       Helmerich & Payne, Inc.
       1437 South Boulder Avenue, Suite 1400
       Tulsa, Oklahoma 74119

                                                        Re: Helmerich & Payne,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2021
                                                            Filed November 18,
2021
                                                            Response Dated
February 18, 2022
                                                            File No. 001-04221

       Dear Mr. Smith:

              We have reviewed your February 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 31, 2022 letter.

       Form 10-K for the Fiscal Year Ended September 30, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for the Fiscal Years Ended September 30, 2021 and 2020, page 44

   1. Your response to prior comment 1 states that you believe that your segment gross margin is calculated in
accordance with GAAP. However, we note that you equate your direct operating expenses to
cost of goods sold and that it does not include an allocation of depreciation
expense. Given that the majority of your depreciable assets is comprised of drilling equipment
used to generate revenues from your drilling services, please explain how the exclusion of
depreciation expense from segment gross margin renders the
                                                        measure compliant with
its GAAP definition. Alternatively, please label segment gross margin as a non-GAAP
measure and provide the required disclosures that comply with
 Mark Smith
Helmerich & Payne, Inc.
March 2, 2022
Page 2
         Item 10(e) of Regulation S-K.
       You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 with any questions.



FirstName LastNameMark Smith                           Sincerely,
Comapany NameHelmerich & Payne, Inc.
                                                       Division of Corporation
Finance
March 2, 2022 Page 2                                   Office of Energy &
Transportation
FirstName LastName